NEUBERGER BERMAN EQUITY FUNDS
TRUST CLASS

PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

The Trust Class of the following series of Neuberger Berman Equity Funds are subject to this Plan Pursuant to 12b-1, at the fee rates specified:

Series	Fee (as a Percentage of Average Daily Net Assets of Trust Class)

Neuberger Berman Equity Income Fund	0.10%
Neuberger Berman Focus Fund	0.10%
Neuberger Berman Guardian Fund	0.10%
Neuberger Berman International Large Cap Fund	0.10%
Neuberger Berman Large Cap Value Fund	0.10%
Neuberger Berman Multi-Cap Opportunities Fund	0.10%
Neuberger Berman Partners Fund	0.10%
Neuberger Berman Real Estate Fund	0.10%
Neuberger Berman Regency Fund	0.10%
Neuberger Berman Small and Mid Cap Growth Fund	0.10%
Neuberger Berman Small Cap Growth Fund	0.10%
Neuberger Berman Socially Responsive Fund	0.10%

Date: December 14, 2009